Exhibit 99.5

Execution Version

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (this “Agreement”) is entered into as of , 2025 (the “Effective Date”) by and between Blue Gold Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), and Andrew Cavaghan, an individual (the “Executive”).

W I T N E S S E T H

WHEREAS, the Company desires to employ the Executive as its Chief Executive Officer (“CEO”) of the Company; and

WHEREAS, the Company and the Executive desire to enter into this Agreement to set forth the terms of the Executive’s employment with the Company.

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Employment and Duties.

1.1 Employment. The Company hereby employs the Executive on an at-will basis, subject to the terms and conditions expressly set forth in this Agreement, including, but not limited to, Section 5 of this Agreement. The Executive’s first day of employment pursuant to the terms of this Agreement with the Company will be on or about Effective Date. The Executive hereby agrees to such employment on the terms and conditions expressly set forth in this Agreement.

1.2 Position and Duties. The Executive shall serve the Company as its CEO and shall perform and have the responsibilities, duties, status and authority customary for a position in an organization of the size and nature of the Company, subject to the directives of the Company’s Board of Directors (the “Board”), and the policies of the Company as in effect from time to time (including, without limitation, the Company’s business conduct and ethics policies, as they may be amended from time to time). As part of the Executive’s duties, the Executive shall perform services on behalf of the Company and/or subsidiaries in various jurisdictions where the Company and/or its subsidiaries conduct business.

1.3 No Other Employment; Time Commitment. Unless otherwise disclosed in Exhibit A, or approved by the Board in writing, for so long as the Executive is employed with the Company, the Executive shall both (i) devote the Executive’s full business time, energy and skill to the performance of the Executive’s duties for the Company and (ii) hold no other employment. Further, the Executive’s service on the boards of directors (or similar body) of other businesses or charitable entities is subject to the prior approval of the Board. The Company shall have the right to require the Executive to resign from any board or similar body on which the Executive may then serve if the Board determines that such activity (i) interferes with the effective discharge of the Executive’s duties and responsibilities to the Company or that any business related to such service is then in competition with any business of the Company or any of its affiliates, successors or assigns or (ii) could adversely affect the reputation of the Company or any of its affiliates, successors or assigns.

1.4 No Breach of Contract. The Executive hereby represents to the Company: (a) that the execution and delivery of this Agreement by the Executive and the Company and the performance by the Executive of the Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any other agreement or policy to which the Executive is a party or otherwise bound; (b) that the Executive has no information (including, without limitation, confidential information and trade secrets) relating to any other person or entity which would prevent, or be violated by, the Executive entering into this Agreement or carrying out his or her duties hereunder; and (c) that the Executive is not bound by any confidentiality, trade secret or similar agreement with any other person or entity which would prevent, or be violated by, the Executive (i) entering into this Agreement or (ii) carrying out his or her duties hereunder.

2. Term. The Executive’s employment under this Agreement shall commence on May 1, 2025, which, for purposes of this Agreement, will be hereinafter referred to as the “Effective Date.” Unless earlier terminated under the terms of this Agreement, this Agreement and the status and obligations of the Executive thereunder as an employee of the Company shall be effective for a period ending three (3) years after the Effective Date (the “Initial Term”) and, after the expiration of the Initial Term, this Agreement shall automatically renew for successive twelve (12) month terms (each a “Renewal Term” and, collectively with all Renewal Terms and the Initial Term, the “Term”)) unless, either party gives sixty (60) days’ advance written notice of its intention not to renew this Agreement at the conclusion of the Initial Term or the then-current Renewal Term, as applicable (a “Non-Renewal Notice”).

3. Compensation.

3.1 Base Salary. Commencing on the Effective Date, the Company agrees to pay the Executive a base salary at an annual rate of four hundred and fifty thousand United States dollars ($450,000), (the “Base Salary”). The Base Salary shall be subject to all applicable tax and other withholding requirements and shall be payable in substantially equal installments according to the regular payroll practices of the Company. The Executive’s Base Salary thereafter may be subject to annual review by the Company’s Board (or a committee thereof delegated such authority by the Board, including, but not limited to, the Compensation Committee of the Board) and may be increased from time to time as determined by the Board.

3.2 Incentive Compensation. The Executive shall be eligible to participate in all compensation plans or programs for which any salaried executives of the Company with similar titles or levels of responsibilities are eligible under any existing or future plan or program established by the Company for salaried executives. Without limiting the generality of the foregoing, during the Term, the Executive shall be eligible to participate in the Short-Term Incentive Plan (“STIP”) and Long-Term Incentive Plan the (“LTIP”) offered by the Company to its senior management.

(a) Short-Term Incentive Plan. The Executive may be eligible to receive cash incentive compensation annually pursuant to the STIP as determined in the sole discretion of the Board as determined in accordance with the applicable plan. The amount of the cash incentive compensation the Executive shall be eligible to receive pursuant to the STIP or a successor plan at target level of performance shall be established annually by the Board and such target amount shall not be less than two hundred percent (200%) of the Executive’s Base Salary paid to the Executive during the applicable performance period (for the avoidance of doubt, the actual amount of the payout of such STIP will depend on whether applicable performance goals are satisfied). The actual payment under this Section 3.2(a) earned for the year (if any) shall be paid in a single cash lump sum payment less applicable federal, state, and local tax and other withholding requirements no later than March 15th of the year following the year in which the bonus is earned, subject to the Executive’s continued employment by the Company through the payment date.

(b) Long-Term Incentive Plan. The amount of the annual equity grants the Executive shall be eligible to receive pursuant to the LTIP or a successor plan at target level of performance shall be established annually by the Board and and such target amount shall not be less than two hundred percent (200%) of the Executive’s Base Salary paid to the Executive during the applicable performance period (for the avoidance of doubt, the actual amount of the grant of such LTIP award will depend on whether applicable performance goals are satisfied and will depend on whether there are sufficient shares approved in the LTIP to make the applicable grants). Any award under the LTIP shall be subject to prior approval of the Board (or a committee thereof), shall be subject to the terms and conditions of the LTIP plan document and the Executive’s individual award agreements, and shall contain such vesting, forfeiture, and other provisions as the Board (or committee) deems appropriate. For the avoidance of doubt, if there are insufficient shares available to grant pursuant to the applicable LTIP as approved by the shareholders of the Company, the Company shall not be in breach of this provision for a failure to make such grants as a result of such insufficient shares.

(i) LTIP 2. Subject to approval by the Board and subject to the approval of the LTIP by the shareholders of the Company, as soon as reasonably practicable after the approval of the LTIP by the shareholders, the Company shall grant to the Executive a restricted stock unit (“RSU”) award for 270,000 of the Company’s Class A ordinary shares (the “LTIP 2 Award”) that shall vest in thirty six (36) substantially equal monthly installments subject to the Executive’s continued employment by the Company and/or its affiliates through each applicable vesting date.

(ii) LTIP 3 and LTIP 4 Awards. Subject to approval by the Board and subject to the approval of the LTIP by the shareholders of the Company, as soon as reasonably practicable after approval of the LTIP by the shareholders, the Company shall grant to the Executive performance share unit (“PSU”) awards for 1,400,000 shares (the “LTIP 3 and 4 Awards”) that shall vest upon the achievement of the volume weighted average price (“VWAP”) and other metrics set forth in the Executive’s LTIP 3 and LTIP 4 Award agreements subject to the Executive’s employment on such vesting date. Each PSU represents the unsecured right to receive a number of ordinary shares the Company, in accordance with the terms and conditions of the LTIP and the Executive’s award agreements. Subject to the payment of the aggregate par value thereof, the Executive shall not be required to pay any additional consideration for the issuance of the Class A ordinary shares, if any, upon settlement of the PSUs.

3.3 Termination of Agreements. Nothing in this Agreement shall preclude the Company from amending or terminating any of the plans or programs applicable to salaried executives as long as such amendment or termination is applicable to all salaried executives.

4. Executive Benefits.

4.1 Retirement, Welfare and Fringe Benefits. During the Term, the Executive shall be eligible to participate in all employee retirement and welfare benefit plans and programs, and fringe benefit plans and programs, made available by the Company to the Company’s similarly situated employees generally, in accordance with the terms of such plans and as such plans or programs may be in effect from time to time. The Executive’s participation in such plans will be subject to the terms of the applicable plan documents and generally applicable Company policies. Notwithstanding the foregoing, the Company may modify or terminate any benefit plan at any time.

4.2 Reimbursement of Business Expenses. During the Term, the Executive shall be authorized to incur reasonable expenses in carrying out the Executive’s duties for the Company under this Agreement and shall be eligible for reimbursement of all reasonable business expenses that the Executive incurs during the Term in connection with carrying out the Executive’s duties for the Company, subject to the Company’s expense reimbursement policies as in effect from time to time. But in any case, includes all costs incurred while temporarily relocated for business purposes, (for the Executive and his family, if they relocate with the Executive), including any relocation costs, intermittent return flights, school fees (if applicable), accommodation costs, use of a vehicle, medical expenses, (including evacuation if necessary), and subsistence costs.

4.3 Vacation and Other Leave. During the Term, the Executive may be eligible for vacation, sick, or other paid time off subject to the Company’s policies as in effect from time to time. Any paid time off taken pursuant to this Section 4.3 must be approved in advance by the Company. The Executive shall also be eligible for all other holiday and leave pay generally available to other employees of the Company of the same seniority, which in any case will not be less than 30 business days paid leave per annum, beyond public holidays.

4.4 Indemnification. The Executive will be insured under the Company’s Director’s and Officer’s Liability Insurance to the extent the Company maintains such a policy and will be entitled to indemnification by the Company pursuant to the terms and conditions of the Company’s memorandum and articles of incorporation to the same extent as the Company’s officers and directors.

5. Termination of Employment.

5.1 Generally. The Executive’s employment by the Company, and the Term may be terminated at any time (i) by the Company with or without Cause, (ii) by the Company in the event that the Executive has incurred a Disability, (iii) by the Executive with Good Reason, (iv) by the Executive without Good Reason, or (v) due to the Executive’s death.

5.2 Notice of Termination. Any termination of the Executive’s employment under this Agreement (other than because of the Executive’s death) shall be communicated by written notice of termination from the terminating party to the other party, which termination shall be effective (i) no less than thirty (30) days following delivery of such notice in the event of a termination by the Executive for Good Reason (subject to the provisions of Section 5.5(c)) or by the Company without Cause or due to Disability (provided that the Company shall be entitled to pay the Executive Base Salary in lieu of such notice) or (ii) immediately (subject to Section 5.5 of this Agreement) in the event of a termination by the Company with Cause or resignation by the Executive without Good Reason. The notice of termination shall indicate the specific provision(s) of this Agreement relied upon in effecting the termination and shall state the specific reason(s) why the termination is being initiated.

5.3 Benefits Upon Termination.

(a) If the Executive’s employment by the Company is terminated during the Term hereof by the Company for Cause or due to Disability, by the Executive without Good Reason or due to the Executive’s death (in any case, the date that the Executive’s employment by the Company terminates is referred to as the “Severance Date”), the Company shall have no further obligation to make or provide to the Executive (or the Executive’s estate in the case of his death), and the Executive (or his estate, as applicable) shall have no further right to receive or obtain from the Company, any payments or benefits other than payment, within thirty (30) days after the Severance Date, of (i) any Base Salary that had accrued but had not been paid (including accrued and unpaid vacation time) on or before the Severance Date; and (ii) (iii) any reimbursement due to the Executive pursuant to Section 4.2 for expenses incurred by the Executive on or before the Severance Date (the “Accrued Obligations”).

(b) If, during the Term, the Executive’s employment is involuntarily terminated by the Company without Cause or by the Executive with Good Reason, the Company shall pay the Executive (in addition to the Accrued Obligations payable in accordance with Section 5.3(a)) (i) an amount equal to twelve (12) months of his Base Salary at the rate in effect on the Severance Date (the “Severance Benefit”), and (ii) accelerate the vesting of a pro rata amount of the Executive’s STIP and LTIP awards and the NQSO Award that otherwise would vest at the end of the calendar year in which the Severance Date occurs, such amount to be based on the number of full (not partial) calendar months elapsed during such calendar year (for example, if the Executive’s Severance Date is June 30, 2025, fifty percent (50%) of the STIP and LTIP awards and the NQSO Award that otherwise would vest at the end of the 2025 calendar year shall immediately vest, and the Executive shall forfeit the remaining fifty percent (50%) of the such awards scheduled to vest in the 2025 calendar year as well as the remainder of the award that otherwise would vest in subsequent calendar years). The Company shall pay the Severance Benefit, subject to Section 5.4 of this Agreement, to the Executive in substantially equal installments over a period of twelve (12) months in accordance with the Company’s payroll cycle, commencing with the first payroll cycle following the expiration of the full Release Period (as described in Section 5.4(a)) and subject to any applicable delay of payment rules pursuant to Section 17 of this Agreement. Notwithstanding anything to the contrary in this Section 5.3(b), if the Executive’s termination of employment is not a “Separation from Service” within the meaning of Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and the regulations and other published guidance thereunder (including Treasury Regulation §1.409A-1(h)), then, if required in order to comply with the provisions of Section 409A of the Code, payment of the Severance Benefit and related bonus amounts shall be delayed until such a Separation from Service occurs.

(c) Notwithstanding the foregoing provisions of this Section 5.3, if the Executive breaches the Executive’s obligations under Section 6 of this Agreement, the Executive shall no longer be entitled to receive, and the Company shall no longer be obligated to pay, any remaining unpaid portion of the Severance Benefit as of the date of such breach. Any disputes with respect to the application of this Section 5.3(c) will be subject to Section 13 hereof; provided that during the pendency of any such dispute, the Company will be entitled to withhold any payments pursuant to this Section 5.3(c).

(d) The foregoing provisions of this Section 5.3 shall not affect: (i) the Executive’s receipt of benefits otherwise due terminated employees under group insurance coverage consistent with the terms of the applicable Company welfare benefit plan; (ii) the Executive’s rights under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) to continue participation in medical, dental, hospitalization and such other benefit plans covered by COBRA; or (iii) the Executive’s receipt of benefits otherwise due in accordance with the terms of the Company’s 401(k) plan (if any).

(e) Payments made to the Executive pursuant to the provisions of this Section 5.3 shall be in lieu of any severance benefits otherwise due to Executive under any severance pay plan or program maintained by the Company that covers its employees or executives generally.

5.4 Release; Exclusive Remedy.

(a) As a condition precedent to any Company obligation to the Executive pursuant to Section 5.3(b) or (c), the Executive shall, within sixty (60) days following his/her last day of employment with the Company (the full sixty (60) day period being the “Release Period”), execute, and not revoke within the applicable revocation period which ends prior to the end of the Release Period, and provide the Company with, a valid, executed general release substantially in the form presented by the Company at the time of his termination. Any payments that would otherwise be due during such period shall be accumulated and paid on the sixty-day anniversary of the last day of employment.

(b) The Executive agrees that the payments and benefits contemplated by Section 5.3 shall constitute the exclusive and sole remedy for any termination of his employment during the term of this Agreement and the Executive covenants not to assert or pursue any other remedies, at law or in equity, with respect to any termination of employment.

5.5 Certain Defined Terms. For purposes of this Agreement, the following terms shall have the meanings set forth below:

(a) “Cause” shall mean that one or more of the following has occurred:

(i) the Executive has been convicted of, plead guilty or no contest to, or entered into a plea agreement with respect to (x) any felony (under the laws of the United States or any relevant state or jurisdiction, in the circumstances, thereof) or (y) another crime involving dishonesty or moral turpitude;

(ii) the Executive has engaged in any willful misconduct (including any violation of federal securities laws), Gross Negligence, act of dishonesty, violence or threat of violence, in each case, that would reasonably be expected to result in a material injury to the reputation, business or business relationships of the Company or any of its subsidiaries or affiliates;

(iii) the Executive has breached a written policy of the Company or the rules of any governmental or regulatory body applicable to the Company;

(iv) the Executive has willfully failed to perform or uphold his/her duties under this Agreement and/or willfully fails to comply with lawful directives of the Board or Chairman of the Board, which failure does not cease within ten (10) days after written notice specifying such failure in reasonable detail is given to the Executive by the Company;

(v) the Executive has breached any fiduciary duty owed by Executive to the Company or any of its subsidiaries or affiliates; or

(vi) the Executive has materially breached this Agreement or any other contract to which he is a party with the Company.

(b) “Disability” shall mean a physical or mental impairment which, as reasonably determined by the Board in good faith, renders the Executive unable to perform the essential functions of his/her employment with the Company, even with reasonable accommodation that does not impose an undue hardship on the Company, for more than one hundred and eighty (180) days in any three hundred and sixty-five (365) day period, unless a longer period is required by federal or state law, in which case that longer period would apply.

(c) “Good Reason” shall mean that one or more of the following has occurred without the Executive’s written consent (which consent shall not be unreasonably withheld):

(i) a material negative change in the nature or scope of the Executive’s responsibilities, duties or authority;

(ii) a material reduction in the Executive’s Base Salary, excluding any reduction up to ten percent (10%) that is applied across the Company’s senior management group;

(iii) the Executive’s required re-location to a worksite location which is more than fifty (50) miles from the Executive’s then current principal worksite without the Executive’s consent (such consent not to be unreasonably withheld), or

(iv) the Company’s material breach of this Agreement (excluding any delay of payment required or permitted under Code Section 409A).

provided that, in any such case, the Executive provides written notice to the Company that the event giving rise to such claim of Good Reason has occurred within thirty (30) days after the occurrence of such event, and such Good Reason remains uncured thirty (30) days after the Executive has provided such written notice; provided further that any resignation of the Executive’s employment for “Good Reason” occurs no later than thirty (30) days following the expiration of such cure period.

(d) “Gross Negligence” shall mean a standard of conduct beyond negligence whereby that person acts with reckless disregard for the consequences of a breach of duty of care owed to another.

5.6 Resignation from Directorships and Officerships. The termination of the Executive’s employment with the Company for any reason shall constitute the Executive’s resignation from (i) any director, officer or employee position the Executive has with the Company or any of its affiliates and (ii) all fiduciary positions (including as a trustee) the Executive holds with respect to any employee benefit plans or trusts established by the Company or any of its affiliates. The Executive agrees that this Agreement shall serve as written notice of resignation in this circumstance.

5.7 Post-Employment Activities. Beginning on the day following the Severance Date, Executive (i) shall remove any reference to the Company as Executive’s current employer from any social media or other web- or cloud-based source the Executive either directly or indirectly controls, including, but not limited to, LinkedIn, Facebook and Google+, and (ii) will not represent that Executive is currently employed by the Company to any person or entity, including, but not limited to, on any social media or other web- or cloud-based source the Executive either directly or indirectly controls.

6. Protective Covenants. The Executive acknowledges and agrees that the Company has developed intellectual property, Trade Secrets and Confidential Information to assist it in its business. The Executive further acknowledges and agrees that the Company has substantial relationships with prospective or existing customers, as well as customer good will associated with its ongoing business. The Company employs or will employ the Executive in a position of trust and confidence, and may provide the Executive with extraordinary or specialized training in furtherance of the Executive’s duties for the Company. The Executive therefore acknowledges and agrees that the Company has a right to protect these legitimate business interests. Therefore, in consideration for the Company’s decision to employ or continue to employ the Executive; for the compensation and benefits provided to the Executive by the Company under this Agreement; in consideration of the time, investment and cost the Company has incurred and will continue to incur to train the Executive and enhance his/her skills, including, without limitation, extraordinary or specialized training; access to Trade Secrets or Confidential Information; and the Company permitting the Executive to come into contact with its customers and prospects, the Executive hereby agrees to the protective covenants in this Agreement. The Executive expressly agrees that the covenants in this Section 6 shall continue in effect through the entire Restricted Period (as defined in Section 6.3) regardless of whether the Executive is then entitled to receive any further payments or benefits from the Company. For purposes of this Section 6, the Company shall mean the Company together with its parents, subsidiaries and affiliates.

6.1 Confidential Information.

(a) The Executive agrees at all times to hold in strictest confidence, and not to use, except for the benefit of the Company, any of the Company’s Trade Secrets or Confidential Information or to disclose to any person, firm or entity any of the Company’s Trade Secrets or Confidential Information except (i) as authorized in writing by the Company’s Board, (ii) as authorized by the Company’s management, pursuant to a written non-disclosure agreement, or (iii) as required by law.

(b) The Executive agrees that he/she will not, during the Term, knowingly improperly use or disclose any proprietary information or trade secrets of any former employer or other person or entity and that he will not bring onto the premises of the Company any unpublished document or proprietary information belonging to any such employer, person or entity unless consented to in writing by such employer, person or entity.

(c) The U.S. Defend Trade Secrets Act (18 U.S.C. § 1833(b)) states: “An individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (A) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.” Accordingly, to the extent applicable and to the extent subject to U.S. law, the Executive shall have the right to disclose in confidence Trade Secrets to U.S. federal, state, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of law. The Executive shall also have the right to disclose Trade Secrets in a document filed in a lawsuit or other proceeding, but only if the filing is made under seal and protected from public disclosure. Nothing in this Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by 18 U.S.C. § 1833(b).

6.2 No Competing Employment. The Executive acknowledges that the nature of the Company’s business and the Executive’s position with the Company is such that if the Executive were to become employed by, or become substantially involved in, the business of a competitor of the Company during the Term or during the one (1) year following the termination of the Executive’s employment with the Company, it would be very difficult for the Executive not to rely on or use the Company’s Trade Secrets and Confidential Information. Thus, to avoid the inevitable disclosure of the Company’s Trade Secrets and Confidential Information, and to protect such Trade Secrets and Confidential Information and the Company’s relationships and goodwill with customers, during the Executive’s employment with the Company and for a period of one (1) year after the date the Executive’s employment with the Company terminates for any reason (the “Restricted Period”), the Executive shall not directly, or by assisting others, engage in the business of exploration or mining on any property (concession, exploration license, or otherwise), that was owned by the Company or its affiliates at the point of departure or during the Restricted Period (the “Business”) in any capacity identical with or corresponding to the capacity or capacities in which employed by the Company, anywhere within the areas(s) where the Executive is working and/or for which the Executive is responsible at the time of termination of employment; provided, that the Executive may purchase and hold only for investment purposes less than two percent (2%) of the shares of any Company in competition with the Company whose shares are regularly traded on a national securities exchange or inter-dealer quotation system, and provided further that the Executive may provide services to any business or entity that has a line of business, division, subsidiary or other affiliate that is a competitive business if, during the Restricted Period, the Executive is not employed directly in such line of business or division or by such subsidiary or other affiliate that is a competitive business and is not involved directly in the management, supervision or operations of such line of business, division, subsidiary or other affiliate that is a competitive business. The parties acknowledge and agree that, if necessary to determine the reasonable geographic scope of this restraint, the Company may rely on appropriate documentation and evidence outside the provisions of this Agreement.

6.3 Non-Solicitation of Employees. During the Restricted Period, the Executive shall not directly or indirectly solicit, induce, recruit, encourage, take away, or hire (or attempt any of the foregoing actions) or otherwise cause (or attempt to cause) any officer, representative, agent, director, employee or independent contractor of the Company to leave his or her employment or engagement with the Company either for employment with the Executive or with any other entity or person, or otherwise interfere with or disrupt (or attempt to disrupt) the employment or service relationship between any such individual and the Company. The Executive will not be deemed to have violated this Section 6.3 if employees respond to general advertisements for employment or if the Board provides unanimous prior written consent to the activities of the Executive (all such requests for consent will be given good faith consideration by the Board).

6.4 Non-Solicitation of Customers. During the Restricted Period, the Executive shall not, directly or by assisting others, take any action to solicit, divert, take away, contact, call upon, communicate with, or attempt to solicit, divert, take away, contact, call upon, communicate with any customers of the Company, including actively seeking prospective customers, with whom Executive had Material Contact during Executive’s employment, for the purposes of inducing or attempting to induce or divert their Business away from the Company.

6.5 Non-Disparagement. The Executive agrees that at no time during his employment with the Company or thereafter shall he make, or cause or assist any other person to make, any statement or other communication to any third party which impugns or attacks, or is otherwise critical of, the reputation, business or character of the Company, or any of its respective directors, officers, representatives, agents or employees. The Company agrees, in turn, that it will not make, in any authorized corporate communications to third parties, and it will direct the members of the Board and the Chief Executive Officer, in each case, of the Company, not to make, cause or assist any other person to make, any statement or other communication to any third party which impugns or attacks, or is otherwise critical of, the reputation, business or character of the Executive.

6.6 Returning Company Documents. The Executive agrees that at the time of leaving the employ of the Company, he/she will deliver to the Company (and will not keep in his possession, recreate or deliver to anyone else) any and all devices, records, data, notes, reports, proposals, lists, correspondence (including emails), specifications, drawings, blueprints, sketches, materials, equipment, other documents or property, or reproductions of any items developed by the Executive pursuant to his employment with the Company or otherwise belonging to the Company, its successors or assigns, including, but not limited to, those records maintained pursuant to Section 6.2. The Executive is not required to return any personal items; documents, files, or materials containing personal information (except to the extent such materials also contain Trade Secrets or Confidential Information); or documents or agreements of which he is a party.

6.7 Understanding of Covenants. The Executive represents that he/she (i) is familiar with the foregoing confidentiality, non-solicitation, non-competition and non-disparagement covenants, (ii) is fully aware of his/her obligations hereunder, (iii) agrees to the reasonableness of the length of time, scope and geographic coverage of the foregoing covenants, and (iv) agrees that such covenants are necessary to protect the Company’s confidential and proprietary information, good will, stable workforce, and customer relations. The Executive acknowledges and agrees that the covenants contained in this Agreement are reasonable in time, scope and in all other respects; that such covenants shall be construed as agreements independent of each other and of any provision of this or any other contract between the parties hereto; that should any part or provision of any covenant be held invalid, void or unenforceable in any court of competent jurisdiction, such invalidity, voidness or unenforceability shall not render invalid, void or unenforceable any other part or provision of this Agreement.  If any portion of the foregoing provisions is found to be invalid or unenforceable by a court of competent jurisdiction because its duration, the territory, the definition of activities or the definition of information covered is considered to be invalid or unreasonable in scope, the invalid or unreasonable term shall be redefined, or a new enforceable term provided, such that the intent of the Company and the Executive in agreeing to the provisions of this Agreement will not be impaired and the provision in question shall be enforceable to the fullest extent of the applicable laws; and that the existence of any claim or cause of action by the Executive against the Company, whether predicated upon this or any other contract, shall not constitute a defense to the enforcement by the Company of said covenants.

6.8 Remedy for Breach. The Executive agrees that a breach of any of the covenants of this Section 6 would cause material and irreparable harm to the Company that would be difficult or impossible to measure, and that damages or other legal remedies available to the Company for any such injury would, therefore, be an inadequate remedy for any such breach. Accordingly, the Executive agrees that if he/she breaches any term of this Section 6, the Company shall be entitled, in addition to and without limitation upon all other remedies the Company may have under this Agreement, at law or otherwise, to obtain injunctive or other appropriate equitable relief, without bond or other security, to restrain any such breach. Claims for damages and equitable relief in any court shall be available to the Company in lieu of, or prior to or pending determination in any arbitration proceeding. In the event the enforceability of any of the terms of this Agreement shall be challenged in court and the Executive is not enjoined from breaching any of the protective covenants, then if a court of competent jurisdiction finds that the challenged protective covenant is enforceable, the time periods shall be deemed tolled upon the filing of the lawsuit challenging the enforceability of this Agreement until the dispute is finally resolved and all periods of appeal have expired.

6.9 Defined Terms. For purposes of this Section 6, the following terms shall have the meanings set forth below:

(a) “Confidential Information” shall mean any data and information (A) relating to the business of the Company, regardless of whether the data or information constitutes a Trade Secret; (B) disclosed to the Executive or of which he/she became aware of as a consequence of the Executive’s relationship with the Company; (C) having value to the Company; (D) not generally known to competitors of the Company; and (E) which includes Trade Secrets, methods of operation, names of customers, price lists, financial information and projections, route books, personnel data, and similar information; provided, however, that Confidential Information shall not mean data or information which has been voluntarily disclosed to the public by the Company, except where such public disclosure has been made by the Executive without authorization from the Company, which has been independently developed and disclosed by others, or which has otherwise entered the public domain through lawful means.

(b) “Material Contact” means the contact between the Executive and each customer (a) with whom or which the Executive dealt on behalf of the Company, (b) whose dealings with the Company were coordinated or supervised by the Executive; (c) about whom the Executive obtained Confidential Information in the ordinary course of business as a result of the Executive’s association with the Company; or (d) who receives products or services authorized by the Company, the sale or provision of which results or resulted in compensation, commissions, or earnings for Executive within two years prior to the end of the Executive’s employment with the Company.

(c) “Trade Secrets” shall mean any of the Company’s information, without regard to for, including, but not limited to, technical or non-technical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans, or a list of actual or potential customers or suppliers, which is not commonly known by or available to the public and which information (A) derives economic value, actual or potential, form not being generally known to and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (B) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

7. Defense of Claims. The Executive agrees that, during the Term, and for a period of five (5) years after termination of the Executive’s employment, upon request from the Company, the Executive will cooperate with the Company in the defense of any claims or actions that may be made by or against the Company that affect the Executive’s prior areas of responsibility, except if the Executive’s reasonable interests are adverse to the Company in such claim or action. The Company agrees that it shall reimburse the reasonable out of pocket costs and attorney fees the Executive actually incurs in connection with him providing such assistance or cooperation to the Company, in accordance with the Company’s standard policies and procedures as in effect from time to time, provided that the Executive shall have obtained prior written approval from the Company for any travel or legal fees and expenses incurred by him in connection with his obligations under this Section 7.

8. Source of Payments. All payments provided under this Agreement, other than payments made pursuant to a plan which provides otherwise, shall be paid in cash from the general assets of the Company, and no special or separate fund shall be established, and no other segregation of assets shall be made, to assure payment. The Executive shall have no right, title or interest whatsoever in or to any investments which the Company may make to aid the Company in meeting its obligations hereunder. To the extent that any person acquires a right to receive payments from the Company hereunder, such right shall be no greater than the right of an unsecured creditor of the Company.

9. Withholding. Notwithstanding anything else herein to the contrary, the Company may withhold (or cause there to be withheld, as the case may be) from any amounts otherwise due or payable under or pursuant to this Agreement such foreign, federal, state and local income, employment, or other taxes or other amounts as may be required to be withheld pursuant to any applicable law, regulation or contract.

10. Assignment; Binding Effect.

10.1 By the Executive. This Agreement and any and all rights, duties, obligations or interests hereunder shall not be assignable or delegable by the Executive.

10.2 By the Company. This Agreement and all of the Company’s rights and obligations hereunder shall not be assignable by the Company except as incident to a reorganization, merger or consolidation, or transfer of all or substantially all of the Company’s assets.

10.3 Binding Effect. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto, any successors to or assigns of the Company and the Executive’s heirs and the personal representatives of the Executive’s estate.

11. Number and Gender. Where the context requires, the singular shall include the plural, the plural shall include the singular, and any gender shall include all other genders.

12. Section Headings. The section headings of, and titles of paragraphs and subparagraphs contained in, this Agreement are for the purpose of convenience only, and they neither form a part of this Agreement nor are they to be used in the construction or interpretation thereof.

13. Choice of Law, Forum, Conditions Precedent, and Binding Arbitration. This Agreement shall be deemed to have been executed and delivered within the Cayman Islands. The rights and obligations of the Parties shall be construed and enforced in accordance with, and governed by, the laws of the Cayman Islands, without regard to its conflicts of laws. If any of the provisions hereof are found to be unenforceable, the remainder shall be enforced as fully as possible and the unenforceable provision(s) shall be deemed modified to the limited extent required to permit enforcement of the Agreement.

Any dispute, claim or controversy arising out of or relating to this Agreement, or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this Agreement to arbitrate, shall be determined by confidential binding arbitration in London, England, before one mutually selected arbitrator. The arbitrator must be a retired judge from the United States federal judiciary. The arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures and in accordance with the Expedited Procedures in those Rules. Notwithstanding the arbitrator’s ability to deviate from any of the Expedited Procedures, the Parties specifically agree that each side will be limited to one fact-witness deposition and one expert witness deposition. E-discovery and document production is limited in strict adherence to the Expedited Procedures except that, upon election by Company and in Company’s sole discretion, each Party shall be permitted to serve on the other Party no more than ten (10) interrogatories and ten (10) requests for admissions which are narrowly tailored to dispositive issues. Judgment on the Award may be entered in the state or federal courts located in London, England. The Arbitrator shall designate prevailing and non-prevailing party(s) to the arbitration and order the non-prevailing party(s) to pay all of the costs and attorney’s fees incurred by the prevailing party(s) in connection with the Arbitration.

Prior to submitting any claims to JAMS for resolution, the parties shall attempt in good faith to resolve any dispute arising out of or relating to this Agreement promptly by negotiation between executives who have authority to settle the controversy and who are at a higher level of management than the persons with direct responsibility for administration of this Agreement. Any party may give the other party written notice of any dispute not resolved in the normal course of business. Within fifteen (15) days after delivery of the notice, the receiving party shall submit to the other a written response. The notice and response shall include with reasonable particularity (a) a statement of each party’s position and a summary of arguments supporting that position, and (b) the name and title of the executive who will represent that party and of any other person who will accompany the Executive. Within thirty (30) days after delivery of the notice, the executives of both parties shall meet at a mutually acceptable time and place. Unless otherwise agreed in writing by the negotiating parties, the above-described negotiation shall end at the close of the first meeting of executives described above (“First Meeting”). Such closure shall not preclude continuing or later negotiations, if desired. All offers, promises, conduct and statements, whether oral or written, made in the course of the negotiation by any of the parties, their agents, executives, experts and attorneys are confidential, privileged and inadmissible for any purpose, including impeachment, in arbitration or other proceeding involving the parties, provided that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the negotiation. At no time prior to the First Meeting shall either side initiate an arbitration or litigation related to this Agreement except to pursue a provisional remedy that is authorized by law or by JAMS Rules or by agreement of the parties. However, this limitation is inapplicable to a party if the other party refuses to comply with the requirements contained herein. All applicable statutes of limitation and defenses based upon the passage of time shall be tolled while the procedures specified in this paragraph are pending and for fifteen (15) calendar days thereafter. The parties will take such action, if any, required to effectuate such tolling. If the matter is not resolved by negotiation pursuant to this paragraph of Section 13 then the matter will proceed to mediation as set forth in the following paragraph.

The parties agree that any and all disputes, claims or controversies arising out of or relating to this Agreement shall be submitted to JAMS, or its successor, for mediation (if the claims have not been resolved in accordance with the preceding paragraph), and if the matter is not resolved through mediation, then it shall be submitted to JAMS, or its successor, for final and binding arbitration. Either party may commence mediation by providing to JAMS and the other party a written request for mediation, setting forth the subject of the dispute and the relief requested. The parties will cooperate with JAMS and with one another in selecting a mediator from the JAMS panel of neutrals and in scheduling the mediation proceedings. The parties agree that they will participate in the mediation in good faith and that they will share equally in its costs. All offers, promises, conduct and statements, whether oral or written, made in the course of the mediation by any of the parties, their agents, executives, experts and attorneys, and by the mediator or any JAMS executives, are confidential, privileged and inadmissible for any purpose, including impeachment, in any arbitration or other proceeding involving the parties, provided that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the mediation. Either party may initiate arbitration with respect to the matters submitted to mediation by filing a written demand for arbitration at any time following the initial mediation session or at any time following forty-five (45) days from the date of filing the written request for mediation, whichever occurs first (“Earliest Initiation Date”). The mediation may continue after the commencement of arbitration if the parties so desire. At no time prior to the Earliest Initiation Date shall either side initiate an arbitration or litigation related to this Agreement except to pursue a provisional remedy that is authorized by law or by JAMS Rules or by agreement of the parties. However, this limitation is inapplicable to a party if the other party refuses to comply with the requirements contained herein. All applicable statutes of limitation and defenses based upon the passage of time shall be tolled until fifteen (15) days after the Earliest Initiation Date. The parties will take such action, if any, required to effectuate such tolling.

The parties shall maintain the confidential nature of the arbitration proceeding and the Award, including the Hearing, except as may be necessary to prepare for or conduct the arbitration hearing on the merits, or except as may be necessary in connection with a court application for a preliminary remedy, a judicial challenge to an Award or its enforcement, or unless otherwise required by law or judicial decision.

By initialing below, the Parties confirm they have read and understand this good-faith negotiation, mediation, and arbitration provision, and voluntarily agree to the procedures set forth above, including binding arbitration of all claims other than those relating to Company’s Confidential Information pursuant to the Confidentiality Agreement. In doing so, the parties voluntarily give up important constitutional rights to trial by judge or jury, as well as rights to appeal. The Executive has the right to, and has advised Company he will, have an independent lawyer of the Executive’s choice review these arbitration provisions, and this entire agreement, prior to initialing this provision below or signing this Agreement.

(Executive):	(Company Representative):

14. Entire Agreement. This Agreement embodies the entire agreement of the parties hereto respecting the matters within its scope. Any prior negotiations, correspondence, agreements, proposals or understandings relating to the subject matter hereof shall be deemed to be of no force or effect, and the parties to any such other negotiations, commitments, agreements or writings shall have no further rights or obligations thereunder. There are no representations, warranties, or agreements, whether express or implied, or oral or written, with respect to the subject matter hereof, except as expressly set forth herein.

15. Modifications, Waivers. This Agreement may not be amended, modified or changed (in whole or in part), except by an instrument in writing signed by both parties hereto; provided that this Agreement and the Term may be terminated by the Company on thirty (30) days’ advance written notice to the Executive. The waiver by either party of compliance with any provision of this Agreement by the other party shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by such party of a provision of this Agreement.

16. Notices. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made if (i) delivered by hand, (ii) otherwise delivered against receipt therefore, or
(iii) sent by overnight courier, signature required. Any notice shall be duly addressed to the parties as follows:

if to the Company:

Carla Parsons, Company Secretary

Blue Gold Limited

c/o Mourant Corporate Governance Services (Cayman) Limited

94 Solaris Avenue

Camana Bay

PO Box 1348

Grand Cayman KY1-1108

Cayman Islands

if to the Executive, to the address most recently on file in the payroll records of the Company.

17. Code Section 409A. To the extent applicable and to the extent the Executive if subject to U.S. taxation, all payments that may be made and benefits that may be provided pursuant to this Agreement are intended to qualify for an exclusion from Section 409A of the Code and any related regulations or other pronouncements thereunder and, to the extent not excluded, to meet the requirements of Section 409A of the Code.  Any payments made under Section 5 of this Agreement which are paid on or before the last day of the applicable period for the short-term deferral exclusion under Treas. Reg.  Section 1.409A-1(b)(4) are intended to be excluded under such short-term deferral exclusion.  Any remaining payments under Section 5 are intended to qualify for the exclusion for separation pay plans under Treas. Reg. Section 1.409A-1(b)(9). Each payment made under Section 5 shall be treated as a “separate payment”, as defined in Treas. Reg. Section 1.409A-2(b)(2), for purposes of Code Section 409A.  Further, notwithstanding anything to the contrary, all severance payments payable under the provisions of Section 5 shall be paid to the Executive no later than the last day of the second calendar year following the calendar year in which occurs the date of Executive’s termination of employment. None of the payments under this Agreement are intended to result in the inclusion in the Executive’s federal gross income on account of a failure under Section 409A(a)(1) of the Code.  The parties intend to administer and interpret this Agreement to carry out such intentions.  However, Company does not represent, warrant or guarantee that any payments that may be made pursuant to this Agreement will not result in inclusion in the Executive’s gross income, or any penalty, pursuant to Section 409A(a)(1) of the Code or any similar state statute or regulation. Notwithstanding any other provision of this Agreement, to the extent that the right to any payment (including the provision of benefits) hereunder provides for the “deferral of compensation” within the meaning of Section 409A(d)(1) of the Code, the payment shall be paid (or provided) in accordance with the following:

17.1  If the Executive is a “Specified Employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code on the date of the Executive’s separation from service (within the meaning of Code Section 409A) (the “Separation Date”), and if an exemption from the six (6) month delay requirement of Code Section 409A(a)(2)(B)(i) is not available, then no such payment shall be made or commence during the period beginning on the Separation Date and ending on the date that is six (6) months following the Separation Date or, if earlier, on the date of the Executive’s death.  The amount of any payment that would otherwise be paid to the Executive during this period shall instead be paid to the Executive on the first day of the first calendar month following the end of the period.  Each payment hereunder is intended to constitute a separate payment from each other payment for purposes of Treasury Regulation Section 1.409A-2(b)(2).

17.2 Payments with respect to reimbursements of expenses or benefits or provision of fringe or other in-kind benefits shall be made on or before the last day of the calendar year following the calendar year in which the relevant expense or benefit is incurred.  The amount of expenses or benefits eligible for reimbursement, payment or provision during a calendar year shall not affect the expenses or benefits eligible for reimbursement, payment or provision in any other calendar year.

18. Severability. If this Agreement shall for any reason be or become unenforceable in any material respect by any party, this Agreement shall thereupon terminate and become unenforceable by the other party as well.  In all other respects, if any provision of this Agreement is held invalid or unenforceable, the remainder of this Agreement shall nevertheless remain in full force and effect, and if any provision is held invalid or unenforceable with respect to particular circumstances, it shall nevertheless remain in full force and effect in all other circumstances, to the fullest extent permitted by law.

19. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

20. Legal Counsel; Mutual Drafting. Each party recognizes that this is a legally binding contract and acknowledges and agrees that they have had the opportunity to consult with legal counsel of their choice. Each party has cooperated in the drafting, negotiation and preparation of this Agreement. Hence, in any construction to be made of this Agreement, the same shall not be construed against either party on the basis of that party being the drafter of such language. The Executive agrees and acknowledges that he has read and understands this Agreement, is entering into it freely and voluntarily, and has been advised to seek counsel prior to entering into this Agreement and has had ample opportunity to do so.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY		EXECUTIVE

By:	Richard W. Gaenzle, Jr.

Its:	Chief Executive Officer	Print Name:	Andrew Cavaghan

EXHIBIT A

Executive’s Current Affiliations

Additional companies or partnerships set up within any of the above groups/categories undertaking similar activities to those already listed above taking no additional time from the Executive, will also count as approved under this Exhibit A.

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